No. 82-34703

ack 2004-02-20, 12:45:28, EST

04 MAR -2 AM 7:21

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

ile insider report - Complete

04010161

SUPPL

ne transaction has been reported.

:eported transactions for this session.

;ecurity designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4764942	2004-02-11	10 - Acquisition or disposition in the public market	200	4765142

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

No. 82-34703

ack 2004-02-20, 12:49:09, EST

04 MAR -2 AM 7:21

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

ile insider report - Completed

he transaction has been reported.

eported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4764942	2004-02-11	10 - Acquisition or disposition in the public market	200	4765142